NEWS RELEASE

REGI U.S., INC. AND REG TECHNOLOGIES INC. ANNOUNCE PRELIMINARY TESTS HAVE
BEEN SUCCESSFULLY COMPLETED ON THE RADMAX™ ENGINE

For Immediate Release: October 3, 2006. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) today announced that the preliminary series of tests have been successfully completed on the 125 H.P. RadMax™ engine.

Shane Kabish, our rotary engine specialist, states, "Based on several important modifications and tests over the last 90 days on the 125 H.P. RadMax™ engine, the RadMax™ is ready for the next advanced stage of completing the activities required for an operating engine."

The main objectives of these tests were to eliminate oil leaks from entering the combustion chamber, and to reduce compression losses.

John Robertson, President of REGI U.S., Inc., Reg Technologies, Inc., states, "As a result of the successful tests with the seals, the RadMax™ engine will have very little hydro-carbons in the exhaust, resulting in a cleaner burning engine."

The next phase will be implemented to complete an operating engine with a list of activities to support the research, design, testing, and evaluation required for the successful analyst on the RadMax™ engine.

The Company is negotiating with a major company to perform the comprehensive testing program required to produce a commercial engine for potential end users.

ABOUT REG TECHNOLOGIES INC. / REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax™ rotary technology that is used in an engine that is a light weight rotary engine with only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The Rand Cam™/RadMax™ engine also has multi-fuel capabilities and is able to operate using fuels including gasoline, natural gas, hydrogen, propane and diesel. Reg Technologies Inc., the parent company of REGI U.S., Inc., together with it, is in the process of testing a Rand Cam™/RadMax™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts: REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.